Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: October 6, 2016

Announcement Regarding Commencement of Mandatory Tender Offer and Voluntary Exchange Offer

On October 6, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the commencement of its mandatory cash tender offer and voluntary exchange offer for Class B Shares of Petrobras Argentina S.A. An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Prospectus, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4344‑6000 or at investor@pampaenergia.com.

In addition to the Prospectus, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 1

Mandatory Tender Offer and Voluntary Exchange Offer

for PETROBRAS ARGENTINA

Pampa Energía S.A. (“Pampa Energía”) announces the commencement of the mandatory tender offer and voluntary exchange offer (the “Offer”) directed to all of the shareholders holding currently issued and outstanding Class “B” common shares of Petrobras Argentina S.A. (“Petrobras Argentina”) with a nominal value of one peso (AR$1) each and one vote per share (the “PESA Shares”), free and exempt of all liens, pledges or any precautionary measures and that are not direct or indirect property of Pampa Energía. The PESA Shares are listed on the Buenos Aires Stock Exchange under the ticker symbol “PESA,” and the PESA ADSs are listed on the New York Stock Exchange under the ticker symbol “PZE.”

1)                   Background

As reported in the announcement dated May 20, 2016, in accordance with Sections 87 and subsequent sections of Argentine Capital Markets Law No. 26,831(the “Capital Markets Law”) and Section II, Chapter II, Title III, of the rules of the Argentine National Securities Commission (the “CNV”) (T.O. 2013) (the “CNV Rules”) regarding mandatory tender offers in connection with a change of control and indirect acquisition of a significant participation, Pampa Energía promoted and formulated, subject to the fulfillment of certain conditions precedent, the Offer.

Pursuant to the sale and purchase agreement dated May 13, 2016 by and between Petrobras International Braspetro B.V. as seller (the “Seller”), Petróleo Brasileiro S.A.-Petrobras, solely as guarantor of the Seller, and Pampa Energía as buyer (the “Purchase Agreement”), Pampa Energia agreed, subject to the fulfillment of certain conditions precedent, to acquire from the Seller, on the closing date, shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L. (“Petrobras Participaciones”), a corporation that is holder of 1,356,791,556 PESA Shares, representing 67.1933% of the capital stock and voting rights of Petrobras Argentina (the “Transaction”). On July 27, 2016, the closing of the Transaction occurred and Pampa Energía acquired all of the capital stock of Petrobras Participaciones.

On September 22, 2016 the Board of Directors of the CNV formally approved the Offer, and on September 28, 2016 by Resolution N° 18,243, the CNV authorized the public offer of New Pampa Shares (as defined below), in each case, on the terms described below. The remaining terms and conditions of the Offer are detailed in the prospectus dated October 6, 2016 (the “Argentine Prospectus”), which was published on the Autopista de la Información Financiera on the CNV’s website (the “AIF”), and a summary of which was published in the Daily Bulletin of the Stock Exchange of Buenos Aires on October 6, 2016 exercising the authority delegated by the Stock Exchange in accordance with Resolution N°17,501 of September 11, 2014.

2)                   Offer

The Offer consists of (i) a mandatory tender offer for PESA Shares at a price of AR$10.3735 per PESA Share to be paid in cash, in pesos, in the Republic of Argentina (the “Mandatory Tender Offer”), and (ii) a voluntary public exchange offer for exchange of PESA Shares for common shares of Pampa Energía (the “New Pampa Shares”) at an exchange ratio of 1.9035 PESA Shares for each New Pampa Share, equivalent to 0.5253 New Pampa Shares for each PESA Share (the “Voluntary Exchange Offer”).

Holders of PESA Shares may elect to participate in the Mandatory Tender Offer or the Voluntary Exchange Offer or maintain their holdings in PESA Shares.

The Mandatory Tender Offer will not be subject to minimum or maximum tender conditions and will be consummated regardless of the number of acceptances.

The Offer is voluntary for shareholders of Petrobras Argentina.

3)                   Price of the Mandatory Tender Offer

As the only consideration and according to the established guidelines in the Law of Capital Markets and the CNV Rules, Pampa Energía will offer to pay holders that elect to participate in the Mandatory Tender Offer at a fixed price of AR$10.3735 per PESA Share, payable in pesos in the Republic of Argentina.

4)                   Exchange ratio for the Voluntary Exchange Offer

As the sole compensation for participating in the Voluntary Exchange Offer, Pampa Energía shall deliver 0.5253 New Pampa Shares for each PESA Share.

The average price of the Pampa Shares during the five trading days prior to the commencement of the Offer, which will be used to calculate the exchange ratio, will be determined using the volume of Pampa Shares and Pampa ADSs (each representing 25 Pampa Shares) traded on each day of the five-day period.  The price of each trade of Pampa Shares and Pampa ADSs during the five-day period will be taken into account to calculate the volume-weighted average of Pampa Shares during such five-day period, and the exchange rate published by Banco de la Nación Argentina (ask price) on each day will be used to convert the trading prices of Pampa ADSs (expressed in U.S. dollars) into pesos.

Pampa Energía’s shareholders granted the Pampa Board of Directors the authority to increase or decrease the exchange ratio by up to 10%. However, on September 29, 2016, the Pampa Board of Directors elected not to make any adjustment to the exchange ratio.

The final calculation of the exchange ratios are therefore as follows:

•         Average Price of Pampa Shares (AR$19.7460) / Price Offered (AR$10.3735) = AR$1.9035

•         Final Exchange Ratio = 0.5253 New Pampa Shares per PESA Share, or 1.9035 PESA Shares per New Pampa Share

The Voluntary Exchange Offer is an alternative that Pampa Energía offers to holders of PESA Shares. Consequently, the exchange ratio is established by Pampa Energía does not require approval by the CNV.

5)                   Period and terms of acceptance of the Offer

The Offer will be open for a total period of twenty-six (26) business days. The general term of the Offer of twenty (20) business days will begin at 10:00 a.m., Buenos Aires time, on October 7, 2016 and end at 3:00 p.m., Buenos Aires time, on November 4, 2016. The additional term of the Offer of six (6) business days will begin at 10:00 a.m., Buenos Aires time, on November 7, 2016 and end at 3:00 p.m., Buenos Aires time, on November 14, 2016.

6)                   The Guarantee

In accordance with the CNV Rules, Pampa Energía obtained various financing commitments to meet its obligations under the Mandatory Tender Offer) (the “Guarantee”). The Guarantee consists of the Bridge Loan Credit Facility (as such term is defined in the Argentine Prospectus). Additionally, and only if the funds under the Bridge Loan Credit Facility are insufficient to cover Pampa Energía’s payment obligations under the Mandatory Tender Offer, Banco de Servicios y Transacciones S.A. will issue a bank guarantee in favor of the accepting shareholders that are not covered through the Guarantee provided under the Bridge Loan Credit Facility in order to meet Pampa Energía’s payment obligations under the Mandatory Tender Offer. For more information, please see the “Objective Elements of the Offer—Guarantees of the Mandatory Tender Offer” section of the Argentine Prospectus.

7)                   Offer agent

SBS Trading S.A. (Registration ALyC and AN Integral N°53), located at Av. Madero 900, Piso 11, Torre Catalinas Plaza (C1106ACV), Ciudad Autónoma de Buenos Aires, is the Agent for the Offer.

8)                   Concurrent international offer

Concurrently with the Offer, Pampa Energía (i) will extend the Mandatory Tender Offer to all holders of American Depositary Shares of Petrobras Argentina (the “PESA ADSs” and such offer, the “ADS Offer”), who, in order to participate in the ADS Offer, must comply with the procedures described in the “Formal Elements of the Offer—Procedures for the Acceptance of the Offer—PESA ADS Holders” section of the Argentine Prospectus and (ii) offer to exchange PESA ADSs for American Depositary Shares of Pampa (the “Pampa ADSs”) at an exchange ratio of 0.2101 Pampa ADSs for each PESA ADS. For more information, see “Objective Elements of the Offer—Negotiable Values at which the Offer is Being Extended—The International Offer” in the Argentine Prospectus.

9)                   Conditions of the Offer.

The commencement of the Offer is subject to various conditions, which are expected to be fulfilled as of October 7, 2016, including the closing of the Purchase Agreement, that the authorization of the CNV is obtained and maintained to realize the Offer on the terms formulated by Pampa Energía and that the International Prospectus shall have been declared effective by the SEC.

The Mandatory Tender Offer is not subject to conditions of minimum or maximum participation and will be carried out regardless of the number of PESA Shares tendered.

Except as set forth in the Argentine Prospectus and the International Prospectus, the Voluntary Exchange Offer is not subject to any condition and will be consummated regardless of the number of PESA Shares and PESA ADSs tendered. A maximum amount of 320,000,000 New Pampa Shares (the "Maximum Amount of New Pampa Shares") will be issued pursuant to the Voluntary Exchange Offer. The Maximum Amount of New Pampa Shares comprises both the New Pampa Shares to be delivered to investors who participate in the Argentine exchange offer and the New Pampa ADSs to be delivered to investors who participate in the international exchange offer. If there are offers of participation in the Voluntary Exchange Offer for an amount of Pampa Shares that exceeds the Maximum Amount of New Pampa Shares, Pampa Energia will perform the appropriate proration among participating shareholders, as set forth in the Argentine Prospectus and the International Prospectus.

10)                Withholding Taxes

Cash paid pursuant to the Mandatory Tender Offer and New Pampa Shares and New Pampa ADSs issued pursuant to the Voluntary Exchange Offer will be delivered net of Argentine capital gains tax. Unless a Foreign Beneficiary (as defined in the Argentine Prospectus and the International Prospectus) presents a Tax Cost Certificate (as defined in the Argentine Prospectus and the International Prospectus) in accordance with the process described in the Argentine Prospectus and the International Prospectus, Pampa Energía will be obligated to retain 13.5% of the offer consideration for Argentine capital gains tax in its capacity as withholding agent. If the Foreign Beneficiary presents a valid Tax Cost Certificate, Pampa Energía will be obligated to retain 15% of the Net Gain (as defined in the Argentine Prospectus and the International Prospectus) realized by such Foreign Beneficiary.

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11)                Potential Merger

As publicly disclosed by Pampa Energía on May 12, 2016, the Boards of Directors of Pampa Energía and Petrobras Argentina have instructed their respective management teams to initiate the necessary procedures for the merger of Pampa Energía and Petrobras Argentina, with Pampa Energía as the surviving company (the “Potential Merger”), including the preparation of special financial statements. Although the Potential Merger has not yet been authorized by the Boards of Directors of Pampa Energía and Petrobras Argentina, Pampa Energía aims to be able to consummate the Potential Merger as soon as possible. If the Potential Merger qualifies as a tax-free reorganization in accordance with applicable Argentine law, Pampa Energía will not be obligated to withhold any taxes from the gains applicable to the Pampa Shares and Pampa ADSs that will be issued to holders of PESA Shares and PESA ADSs in connection with the Potential Merger.

The authorization to consummate the Offer has been granted through approval of the Board of Directors of the CNV dated September 22, 2016 (approving the consummation of the Offer) and by Resolution N° 18,243 of September 28, 2016 (approving the public offer of New Pampa Shares). These authorizations only signify that the established requirements have been complied with regards to information. The CNV has not approved the content of the Argentine Prospectus.

Buenos Aires, October 6, 2016.

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